

January 23, 2025

Avi Cohen
Executive Chairman
ZOOZ Power Ltd.
4B Hamelacha Street
Lod 7152008, Israel

      Re: ZOOZ Power Ltd.
           Registration Statement on Form F-1
           Filed January 14, 2025
           File No. 333-284270

Dear Avi Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Daniel I. Goldberg